UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

⌧ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

◻ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Boxabl Inc.

(Exact name of issuer as specified in its charter)

Nevada	85-2511929
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road, North Las Vegas, NV 89115

(Full mailing address of principal executive offices)

(702) 500-9000

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on August 18, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023, is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

Results of Operations

Our gross revenues for the six-month period ended June 30, 2023, were $97,264 compared to $7,648,746 revenues for the six month period ended June 30, 2022. Revenue for the first six months of 2023 and 2022 were generated from our core business activity of manufacturing and delivering our Casita Boxes and related services. Gross revenues for these periods were offset by the cost of goods sold of $4,048,776 and $12,494,702, resulting in negative net revenues of $3,951,512 and $4,845,956, respectively. Costs of goods sold include raw materials and assembly costs, shipping, and labor. As we continue to refine and scale up operations, we anticipate our costs of goods coming in line with revenues in order to achieve positive net revenues. See “Unit Economics.”

To date in 2023, we have manufactured 222 Casitas primarily planned to fulfill an order with one of our customers in Arizona but have not made any deliveries to customers. Various permits from state and local governments are required in order to sell and install the Casitas. The permitting process has caused delays in the delivery of the product and has affected the timing or amount of the Company’s revenues. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification in Arizona and other states as well. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. We sent a survey to those on our waitlist requesting information regarding who is able to receive delivery and whether that potential customer would install their unit or units in a jurisdiction with significant permitting or other regulatory requirements. Accordingly, we plan to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects. We currently have purchase orders for Casitas to be placed in Oklahoma where there is no state modular program. Nevertheless, these new sales may face delays due to the time needed to prepare the site for installation, arrange capital for payment of amounts due to the Company by the purchaser, and other preparatory steps that need to be taken in order to arrange delivery and installation of the units.

Also included in the costs of goods sold was a 1% royalty on sale of Casita Boxes paid to Build IP LLC, a company formerly controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes. On June 15, 2023, Boxabl merged with 500 Group, Inc., a Nevada corporation that was controlled by Paolo Tiramani and parent to Build IP (“500 Group”). As a result of this merger, all of the intellectual property held by Build IP now belongs to Boxabl and the licensing agreement is now void. As such, going forward, we will not be obligated to pay the 1% royalty. See Note 9 for additional information.

For the six months ended June 30, 2023, we incurred $13,124,625 of operating expenses, a $3,820,491 increase over operating expenses for the six months ended June 30, 2022. The main driver of the increase was general and administrative expenses, reflecting a significant increase in operating activity. Our main operating expense increase was the result of additional payroll costs from hiring positions on the factory floor and company administration. We anticipate that general and administrative expenses will continue to increase as we continue to expand production capacity. We also expect further increases in rent, shop supplies, utilities, and payroll expenses as we continue to ramp up operations.

Based on the foregoing, we incurred an operating loss of $17,076,137 and net loss of $15,516,334 for the six months ended June 30, 2023, compared to an operating loss of $14,150,090 and a net loss of $592,336,967 for the six months ended June 30, 2022. As reported in our Form 1-K as of December 31, 2022, we recorded an extinguishment of debt expense related to the conversion of outstanding convertible notes upon qualification of the Company’s offering of securities under Regulation A. This accounted for a one-time expense of $577,325,408 as of June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company held $11,764,892 in cash and cash equivalents and $56,905,012 in investments in short-term treasury notes because of our exempt offerings under Regulation A and Rule 506(c) of Regulation D, compared to $9,024,802 in cash and cash equivalents, and $74,384,612 held in short-term treasury notes as of December 31, 2022. Our physical assets increased significantly with inventory of $14,961,637 as of June 30, 2023, compared to $8,242,947 as of December 31, 2022. We also saw an increase in property and equipment to $9,687,806 as of June 30, 2023, from $7,738,093 at December 31, 2022 resulting from additional capital improvements to our manufacturing facility.

In addition to installed capital equipment, as of June 30, 2023, we recorded $5,732,930 in deposits related to production equipment, compared to $3,901,537 as of December 31, 2022.

Our main non-lease liability is the Company’s obligation to customers who have placed deposits on the purchase of a Casita. As of June 30, 2023, the Company held Customer deposits in the amount of $4,157,224, a decrease from $4,257,424 as of December 31, 2022. See “Trend Information.”

As a result, we had total current assets of $84,259,314 as of June 30, 2023, with total liabilities of $25,149,581.

Inventory

We have been able to continue with our production of Casita Boxes. We transitioned from $8,242,947 in inventory as of December 31, 2022, which was primarily raw materials to $14,961,637 of inventory, which is primarily finished goods as of June 30, 2023, See Note 5.

Expense Commitments

Beginning May 1, 2021, we entered a sixty-five-month lease for a site which currently serves as our manufacturing facility (“Factory 1”). The initial monthly base rent was $87,729 per month for the first 12 months, a security deposit of $525,000 and our share of operating expenses of $19,109 for the first month.

On June 13, 2022, we entered a seventy-three-month lease for additional industrial space (“Factory 2”) which will support and enhance our operations at Factory 1. The initial monthly base rent is $103,709 per month for the first 12 months. We have paid a security deposit of $611,616. Our estimated monthly operating expenses were $18,614 for this facility.

After December 31, 2022, we amended the lease agreement for Factory 1 to expand the space leased by the Company for purposes of establishing our third manufacturing facility (“Factory 3”). The amended lease provides for an initial monthly rent of $115,759 for the first twelve months and a letter of credit in the amount of $3,714,190. For the duration of the forty-eight-month lease, the Company will also be responsible for monthly operating expenses estimated to be $39,812 for this facility.

As of June 30, 2023, we reported current lease liabilities of $3,034,836 compared to $1,000,225 as of December 31, 2022. Our long-term lease liability increased to $12,291,439 as of June 30, 2023, from $3,090,823 as of December 31, 2022.

Plan of Operations

Now that we have proven our concept to builders and the public, received significant interest in the form of waitlist subscribers and deposits on the purchase of Casita Boxes, produced and delivered our first Casita Boxes and related services, we are focusing on our capital-intensive phase of operations to increase volume and related sales.

Factory 1 is now fully operational and produces our first-generation Casita Box. Factories 2 and 3 are necessary to transition to production of Casita Box second generation and volume ramp up. Factory 2 is operational, producing components to support Factory 1 Casita production and warehousing.  The first pieces of equipment have been installed in Factory 3. Due to the closer proximity of Factory 3 to Factory 1 all sub-component production will transition to Factory 3 from Factory 2. Factory 2 will become warehouse space supporting both Factory 1 and 3.

Planned Timeline

With the success of our initial fundraising through our offerings under Regulation A, Regulation D, and Regulation CF, we have continued to advance our planned timeline beyond initial testing of Casitas, delivery of orders, and developing Factory 3. As of October 19, 2023, we see our next 12-month timeline as follows:

Month 1-3:	Complete setup of Factory 3 and begin integration into our production process.

Month 3-6:	Upgrade Factory 1 equipment including: CNC equipment, Lamination Line, Paint Line, and Casita Assembly Conveyor System.

Month 7-9:	Begin production of our next generation Casita.

Month 10+:	Ramp up production to achieve our desired production at scale for Factory 1.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation.

Unit Economics

As we continue to improve our process, design, equipment, and manufacturing techniques we expect our unit costs to continue to come down. We worked with industry-leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations.  Since Factory 2 has been integrated into our operation it has allowed for even greater production efficiencies. One of the current uses for Factory 2 is cutting EPS foam. By being able to cut our own EPS foam to suit rather than ordering in cut sizes, we have been able to achieve cost efficiencies in our materials.

As of June 2023, the cost to produce the Casita is down 32% for direct material and 63% for direct labor from a year before. We were able to achieve these cost-per-unit efficiencies through improvements in our production procedures that reduced direct labor cost and reduced scrap costs. This does not include improvements coming from our next generation design and automated manufacturing equipment expected next year. In June 2023, the cost to produce a Casita was approximately $35,000 for direct material and $10,750 direct labor cost.

Current mortgage interest rates, which are impacted by the federal funds rate and other market rates, influence the price of housing. The average 30-year mortgage rate in the U.S., which was below 3% less than two years prior, rose above 7% in June 2023 and it is the highest mortgage rate since June 2001 resulting in a slowdown of the traditional housing market. The selling price for the Casita Box is expected to continue at $60,000. This price will not include shipping, land, permits, or site development, which will be the responsibility of the customer.

Trend Information

In total, we have received interest from more than 175,000 potential customers wishing to reserve their place in line for a Casita Box. Each of these potential customers has agreed to our Room Module Order Agreement. Of that number, we currently have deposits from over 8,300 potential customers ranging from $100, $200, $1,200 or $5,000 for over 15,000 Casitas. We are currently only accepting deposits of $200. The purchase of the reserved Casitas by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $10 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, we believe they demonstrate significant interest in our product that requires us to continue focusing on scaling up our production capacity.

With the success of our fundraising, and demand for our Casitas, we leased a third manufacturing facility (Factory 3) in May 2023. We have begun moving equipment into Factory 3 and anticipate commencing operations in this facility by December 2023. We are exploring the use of financing options in addition to equity raises.

In addition to production changes, we have seen increased stability in terms of employee turnover. As of June 2023, our turnover has fallen to approximately 1.7%, which assists productivity because we need to spend less time training new employees in our manufacturing process. However, there is no guarantee that our efforts will resolve all of the challenges we face in ramping up production of Casitas sufficient to meet demand.

We are also working to secure the supply of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, who currently supply the magnesium oxide board that will be removed in Generation 2.0 of the product. We will continue to follow the various government policies and advice, in reference to the materials used in our Boxes and, in parallel, we will do our utmost to continuously improve our operations in the best and safest way possible.

Subsequent Events

After June 30, 2023, the Company commenced an offering of its Non-Voting Series A-2 Preferred Stock in reliance on Regulation Crowdfunding. In addition, on September 1, 2023, the Company commenced an offering of its Non-Voting Series A-3 Preferred Stock in reliance on Regulation D. See Note 12.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

Boxabl Inc.

Consolidated Balance Sheets

as of June 30, 2023, and December 31, 2022

(Unaudited)

	June 30,	December 31,
	2023 (Unaudited)	2022 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$11,764,892	$9,024,802
Short-term investment in U.S. treasury notes	56,905,012	74,384,612
Accounts receivable	67,150	-
Inventory	14,961,637	8,242,947
Deposits on inventory	510,132	264,067
Prepaid expenses	49,142	178,584
Deposits in escrow	1,349	60,838
Total current assets	84,259,314	92,155,850

Property, equipment and other assets:
Long-term investments in U.S. treasury notes	-	1,461,244
Property and equipment, net	9,687,806	7,738,093
Intangible assets, net	322,493	-
Right of use assets	15,002,853	3,685,561
Deposits on equipment	5,732,930	3,901,537
Deposits	1,140,116	1,140,116
Total property, equipment, and other assets	31,886,198	17,926,551
Total assets	$116,145,512	$110,082,401

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,618,810	$1,281,734
Accrued expenses	1,001,870	1,095,753
Customer deposits	4,157,224	4,257,424
Deferred revenue	1,471,400	1,505,491
Lease liability- current	3,034,836	1,000,225
Subscription liability	558,220	-
Other current liabilities	15,782	31,265
Total current liabilities	12,858,142	9,171,892

Long-term liabilities:
Lease liability - long-term	12,291,439	3,090,823
Total liabilities	25,149,581	12,262,715

Commitments and contingencies

Stockholders' equity:
Series A Preferred Stock $0.00001 par, 250 million shares authorized, 194,422,430 shares issued and outstanding as of both June 30, 2023, and December 31, 2022	2,671,074	2,671,074
Series A-1 Preferred Stock $0.00001 par, 1.1 billion shares authorized, 848,322,763 shares issued and outstanding as of both June 30, 2023, and December 31, 2022	628,604,726	628,604,726
Series A-2 Preferred Stock $0.00001 par, 1.15 billion shares authorized, 166,249,934 and 120,868,572 shares issued and outstanding as of June 30, 2023, and December 31, 2022, respectively	95,291,372	89,468,793
Common Stock $0.00001 par, 6.6 billion shares authorized, 3.000 and 3.000 billion shares issued and outstanding as of June 30, 2023, and December 31, 2022, respectively	300,000	300,000
Additional paid-in capital	5,958,921	3,088,921
Accumulated deficit	(641,830,162)	(626,313,828)
Total stockholders' equity	90,995,931	97,819,686
Total liabilities and stockholders' equity	$116,145,512	$110,082,401

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Consolidated Statements of Operations

For the six months ended June 30, 2023, and 2022

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Revenues	$97,264	$7,648,746
Cost of goods sold	4,048,776	12,494,702
Gross loss	3,951,512	4,845,956

Operating expenses:
General and administrative	7,046,767	4,314,691
Sales and marketing	3,112,330	3,311,194
Research and development	2,965,528	1,678,249
Total operating expenses	13,124,625	9,304,134

Loss from operations	17,076,137	14,150,090

Other expense/(income):
Interest income	(1,645,913)	-
Other income	(21,538)	-
Loss on disposal of assets	107,648	-
Extinguishment of debt	-	577,325,408
Forgiveness of Debt		(49,166)
Interest expense	-	910,635
Total expense/income:	(1,559,803)	578,186,877

Provision for income taxes	-	-
Net loss	$15,516,334	$592,336,967

Deemed Dividends	$29,724,541	-

Net Loss Attributed to Common Shareholders	$45,240,875	-

Weighted average common shares outstanding -
basic and diluted	3,000,000,000	3,000,000,000
Net loss per common share - basic and diluted	$0.02	$0.20

See accompanying notes to the consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Boxabl Inc.

Consolidated Statements of Changes to Stockholders’ Equity

For the six months ended June 30, 2023, and 2022

(Unaudited)

									Additional		Total
	Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balances at January 1, 2022	-	-	68,097,240	4,498,515	188,508,830	2,589,375	3,000,000,000	300,000	1,378,921	(15,565,264)	(6,798,453)
Issuance of Series A preferred stock	-	-	-	-	771,700	10,804	-	-	-	-	10,804
Issuance of Series A-1 preferred stock	-	-	443,100	354,480							354,480
Conversion of Convertible Notes	-	-	779,483,823	623,587,058	-	-	-	-	-	-	623,587,058
Issuance of Series A-2 preferred stock	57,168,315	44,923,772	-	-	-	-	-	-	-	-	44,923,772
Offering costs	-	(2,556,776)	-	(44,310)	-	-	-	-	-	-	(2,601,086)
Stock compensation expense	-	-	-	-	-	-	-	-	90,000	-	90,000
Net loss	-	-	-	-	-	-	-	-	-	(592,336,967)	(592,336,967)
Balances at June 30, 2022	57,168,315	42,366,996	848,024,163	628,395,743	189,280,530	2,600,179	3,000,000,000	300,000	1,468,921	(607,902,231)	67,229,608

Balances at January 1, 2023	120,868,572	$ 89,468,793	848,322,763	$ 628,604,726	194,422,430	$ 2,671,074	3,000,000,000	$ 300,000	$ 3,088,921	$ (626,313,828)	97,819,686
Issuance of preferred stock for cash	7,881,362	6,005,314	-	-	-	-	-	-	-	-	6,005,314
Common control transaction	37,500,000	30,000,000	-	-	-	-	-	-	-	-	30,000,000
Offering costs	-	(458,194)	-	-	-	-	-	-	-	-	(458,194)
Deemed Dividend		(29,724,541)									(29,724,541)
Stock compensation expense	-	-	-	-	-	-	-	-	2,870,000	-	2,870,000
Net loss	-	-	-	-	-	-	-	-	-	(15,516,334)	(15,516,334)
Balances at June 30, 2023	166,249,934	95,291,372	848,322,763	628,604,726	194,422,430	2,671,074	3,000,000,000	300,000	5,958,921	(641,830,162)	90,995,931

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2023, and 2022

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(15,516,334)	$(592,336,967)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	812,126	501,913
PPP Loan Forgiveness	-	(49,166)
Stock compensation expense	2,870,000	90,000
Unrealized Gain on Investment Securities	(951,217)	-
Loss on disposal of assets	107,648	-
Extinguishment of debt	-	577,325,408
Change in operating assets and liabilities:
Accounts receivable	(67,150)	488,949
Deposits on inventory	(246,065)	13,439
Inventory	(6,718,690)	(2,633,883)
Prepaid expenses and other current assets	129,442	(125,974)
Accounts payable	1,337,078	(85,416)
Deferred revenue	(34,091)	(4,317,332)
Customer deposits	(40,711)	526,792
Accrued expenses	(93,883)	113,338
Other current liabilities	(15,484)	(23,903)
Accrued Interest on Convertible Notes	-	317,275
Right of use liability, net	(82,065)	353,987
Net cash used in operating activities	(18,509,396)	(19,841,540)

Cash flows from investing activities:
Net purchase of property and equipment and deposits	(4,747,915)	(1,268,916)
Purchase of intangible assets	-	-
Net proceeds from sale and maturities of investments	19,892,061	-
Deposits	-	(611,616)
Net cash used in investing activities	15,144,146	(1,880,532)
Cash flows from financing activities:
Proceeds from convertible promissory notes payable	-	14,405,261
Proceeds from sale of preferred stock	6,005,314	45,289,056
Offering costs	(458,194)	(2,588,086)
Subscription liability	558,220	-
Net cash provided by financing activities	6,105,340	57,106,231
Net change in cash and cash equivalents	2,740,090	35,384,159
Cash and cash equivalents at beginning of period	9,024,802	21,415,506
Cash and cash equivalents at end of period	$11,764,892	$56,799,665

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Non-cash financing and investing activities
Acquisition of intellectual property	272,493	-
Deemed Dividend	(29,724,541)	-
Right-of-use asset and liability	12,120,912	-
Conversion of convertible notes payable and accrued interest to preferred stock	-	46,857,860

See accompanying notes to the consolidated financial statements.

Boxabl Inc.

Notes to the Consolidated Financial Statements

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is an early-stage Nevada (“C”) corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The consolidated financial statements of Boxabl Inc., (which may be referred to as the “Company”, “Boxabl”, “we”, “us” or “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as “boxes”, “Casita”, “ADU” or “Alternative Dwelling Unit”) is building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has also developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

On June 15, 2023, the Company engaged in an all-stock statutory merger with 500 Group, Inc., a Nevada corporation (“500 Group”) and its subsidiary Build IP. The Company’s founder and Chief Executive Officer wholly owned these entities. The Company exchanged 37,500,000 shares of its Non-Voting Series A-2 Preferred Stock for 500 Group’s 100 outstanding shares of 500 Group’s common stock in a transaction valued at $30,000,000, or $0.80 per share. As a result of this merger, 500 Group and Build IP are wholly owned by Boxabl, and their assets, which were primarily patents and intellectual property held by Build IP, are now owned by Boxabl. Accordingly, the license agreement between Boxabl and Build IP is now void. At the time of acquisition, the Company, 500 Group and Build IP were under common control by the Company’s Chief Executive Officer and thus accounted for under the common control accounting standards. In addition, 500 Group and Build IP didn’t have substantial assets, liabilities or operations. Thus, the Company treated the transaction as an asset acquisition, recording $272,493 as intangible assets, which represented the patents at its historical carrying value, and the remaining consideration of $29,724,541 as a deemed dividend. The deemed dividend was offset against the Series A-2 Preferred Stock account as the Company currently has an accumulated deficit.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $15,516,334and $592,336,967 during the six months ended June 30, 2023, and 2022, respectively, and currently has limited revenues.

The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management’s plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. The Company anticipates current capital on hand and expected future funding will be sufficient to fund the Company’s operations in excess of twelve months. There are no assurances that our plans will be successful. See Note 10.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with GAAP and expressed in US dollars. The Company’s fiscal year end is December 31.

Basis of Consolidation

The consolidated financial statements presented include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation. The consolidated financial statements include the accounts of 500 Group from June 15, 2023.

Unaudited Interim Financial Information

The unaudited interim financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2022.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for judgements the Company makes about the carrying value of its assets and liabilities, which are not readily apparent from other sources. These estimates are based on information available as of the date of the consolidated financial statements, including historical information and various other assumptions that the Company believes are reasonable under the circumstances. GAAP requires the Company to make estimates in several areas, including, but not limited to, those relevant to revenue recognition, valuation of stock-based compensation including warrants, warranty liabilities, and the estimated useful lives of property and equipment, reserves on inventory. These judgements, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the US and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policies. These adverse conditions could affect the Company’s financial condition, results of its operations and cash flows.

Various permits from state and local governments are required in order to sell and install the Casitas. Delays in the permitting process or inability to obtain a permit could delay or prohibit the delivery of the product, which would affect the timing or amount of the Company’s revenues. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. From 2023 through the date of filing, the Company has not delivered any Casitas. After October 19, 2023, Boxabl plans to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

•Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

•Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023, and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Cash and cash equivalents are readily convertible to known amounts of cash. All highly liquid instruments purchased are considered investments.

Accounts Receivable

Accounts receivables are stated at the amount management expects to collect on balances outstanding at the balance sheet date. The Company uses the allowance method for uncollectable accounts receivable. The Company has a policy to reserve for credit losses based on management’s evaluation of outstanding accounts receivable at the balance sheet date. As of June 30, 2023, and December 31, 2022, there is no provision for credit losses.

Customer Deposits

As part of our waitlist program for the Casita, we have allowed for potential customers to reserve a place in line or make small deposits towards the purchase of a Casita. As of June 30, 2023, and December 31, 2022, the Company had recorded $4,157,224 and $4,257,424 in customer deposits as a liability to the Company.

	June 30,	December 31,
	2023	2022
Customer deposits – beginning balance	$4,257,424	$1,767,424
Additional deposits	360,400	3,337,395
Refunded deposits	(460,600)	(847,395)
Customer deposits – ending balance	$4,157,224	$4,257,424

Inventory

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost or net realized value with the cost determined using the weighted average method. On an annual basis, the Company analyzes its inventory levels and records allowances for inventory that has become obsolete and inventory that has a cost basis in excess of the expected net realizable value. Damaged and obsolete inventory are valued based on management’s best estimate and any difference charged to expense. As of June 30, 2023, and December 31, 2022, for finished Casitas, the Company capitalized costs to the amount for which the Casita could be sold less the estimated cost to sell.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the respective accounts, and any gain or loss is included in operations. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful life. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Furniture and fixtures	7 years
Machinery and equipment	5 – 10 years
Buildings	25 years

Intangible Assets

Intangible assets are amortized over the respective estimated lives on a straight-line basis unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. As of June 30, 2023, intangible assets consist of the domain acquired and patent from 500 Group. The intangible assets are amortized over their estimated useful life of 15 years, which represents the estimated protection life of the asset.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for impairment whenever events or changes in circumstances, such as discontinuance or technological obsolescence, indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the six months ended June 30, 2023, and 2022.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC Topic 606, Revenue from Contracts with Customers:

-Identification of a contract with a customer.

-Identification of the performance obligations in the contract.

-Determination of the transaction price.

-Allocation of the transaction price to the performance obligations in the contract.

-Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

Pursuant to our method for recognizing revenue, deferred revenue reflects payment in advance received from our customers for Boxes, spare parts and services related active sales orders that had not yet been delivered and/or rendered as of the date of the consolidated financial statements. See Note 5.

Deferred Revenue Activity

	June 30,	December 31,
	2023	2022
Deferred revenue – beginning period	1,505,491	5,467,332
Additions	34,091	4,499,491
Revenue Recognized	(68,182)	(8,461,332)
Deferred Revenue – end of period	1,471,400	1,505,491

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, shipping, the related labor, stock compensation expense and overhead charges associated with that production.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expenses for the six months ended June 30, 2023, and 2022 amounted to approximately $1,240,404 and $1,164,516, respectively, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype and process improvements and developments are expensed as incurred. Total research and development costs for the six months ended June 30, 2023, and 2022 are $2,965,528 and $1,678,249, respectively.

Warranty Provision

The Company offers its customers warranties on products sold for a period of up to 10 years. Management records an expense to operations for the costs of warranty repairs at the time of sale. Management’s estimate for warranties is based on sales levels and historical costs of providing warranties. The Company has not had a history of product malfunctions; however, from time-to-time products may fail. As of June 30, 2023, and December 31, 2022, Company’s reserve for warranty totaled $570,000 and $570,000, respectively, and is reflected in accrued expenses in the accompanying consolidated balance sheets.

Concentration of Risk

Cash and Cash Equivalents:

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at high quality financial institutions. During the six months ended June 30, 2023, and 2022, the Company exceeded the Federal Deposit Insurance Corporation (FDIC) limit. The Company has not experienced any losses with respect to its cash balances. Based upon assessment of the financial condition of these institutions, management believes that the risk of loss of any uninsured amounts is minimal.

Inventory:

The Company imports a substantial part of its materials from overseas vendors, from China. Consequently, the Company’s ability to purchase and the costs of its products are subject to political, social, and economic situations, both in the United States and abroad. The Company maintains that the loss of one or more vendors would not have a material impact on the Company’s operations as replacements could be identified.

Customers:

Revenues from two customers were approximately 100% of the Company’s revenues for the six months ended June 30, 2023. Revenues from one customer were approximately 97% of the Company’s revenues for the six months ended

June 30, 2022. As the Company does not expect to have recurring customers prospectively, the loss of an individual customer is not expected to impact on the Company’s operations.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion.

Basic and Diluted Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net loss per share reflects the actual weighted average of common shares issued and outstanding during the period plus potential common shares. Stock options and convertible instruments are considered potential common shares and are included in the calculation of diluted net loss per share when their effect is dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023, and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive securities outstanding consist of the following:

	June 30
	2023	2022
Series A-2 preferred stock (convertible to common stock)	166,249,934	57,168,315
Series A-1 preferred stock (convertible to common stock)	848,322,763	848,024,163
Series A preferred stock (convertible to common stock)	194,422,430	189,280,530
Stock options	57,450,444	49,094,638
Restricted stock units	53,214,373	17,857,140
Total potentially dilutive shares	1,319,659,944	1,161,424,786

Stock-Based Compensation

The Company uses ASC 718 for Stock-Based Compensation. Compensation for all stock-based awards, including stock options and restricted stock, are measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Leases

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its consolidated balance sheets. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company adopted the lease standard effective January 1, 2021. The consolidated financial statements reflect the adoption of the standard.

The application of the new lease standard (ASU Topic 842) requires significant judgments and certain key estimations to be made including identifying whether a contract (or part of a contract) included a lease, determining whether variable payments are in-substance fixed, establishing whether there are multiple leases in an arrangement, estimating the lease term, determining the appropriate rate to discount lease payments, determining whether it is reasonably certain that an extension or termination option will be exercised, determining the stand-alone selling price of lease and non-lease components, and assessing whether a right-of-use asset is impaired.

Unanticipated changes in these judgments or estimates could affect the identification and determination of the value of lease liabilities and right-of-use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right-of-use assets. These items could potentially result in changes to amounts reported in the consolidated statements of income and consolidated balance sheets in each period. See Note 6 for further discussion of leases.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – INVESTMENTS

As of June 30, 2023, investment in securities consists of US Treasury Notes priced at fair value, consisting of the following:

	June 30,	December 31,
	2023	2022
Three Months or Less from Date of Purchase	26,726,611	19,029,989
Greater than three Months from Date of Purchase	30,178,401	55,354,623
Short-term investment in U.S. treasury notes	56,905,012	74,384,612

Greater than twelve months from date of purchase	-	1,461,244
Long-term investment in U.S. treasury notes	-	1,461,244

The cost basis of investments sold is determined by the Company using the specific identification method.

Gains and losses on sale of investments, interest and unrealized gains are all reported under interest, unrealized gains and other investment income.

As of June 30, 2023, the company Interest Income of $1,645,913 included realized interest of $694,696 and unrealized interest of $951,217.

NOTE 5 – INVENTORY

As of June 30, 2023, and December 31, 2022, inventory consists of the following:

	June 30,	December 31,
	2023	2022
Raw materials	$4,751,216	$4,550,403
Work-in progress	231,934	182,544
Finished goods	9,978,487	3,510,000
Total inventory	$14,961,637	$8,242,947

NOTE 6 – PROPERTY AND EQUIPMENT

The Company’s property and equipment consists of the following amounts for the periods ended June 30, 2023, and December 31, 2022:

	June 30,	December 31,
	2023	2022
Machinery, equipment, and furniture	$8,289,536	$6,193,480
Leasehold improvements	2,301,683	1,929,834
Technology equipment and software	714,896	598,580
Buildings	635,500	511,791
	11,941,615	9,233,685
Less: Accumulated depreciation	(2,253,809)	(1,495,592)
Property and equipment, net	$9,687,806	$7,738,093

As of June 30, 2023, and December 31, 2022, the Company recorded $5,732,930 and $3,901,537, respectively, for deposits on equipment.

During the six months ended June 30, 2023, and 2022, the Company recognized $806,821 and $501,913, respectively, in depreciation and amortization expense.

During the six months ended June 30, 2023, the Company recognized a $107,648 loss on disposal of obsolete equipment.

NOTE 7 – DEBT

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue at an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price ranging from 50-90% of the per share price paid by the purchasers of such equity securities in the offering. The conversion discount rates are based on timing and amount of the convertible promissory notes. If the debt notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. In addition, costs incurred in connection with obtaining the convertible promissory notes were insignificant and recorded as interest expense. As of December 31, 2021, the gross amount of convertible promissory notes was $30,925,075. During 2022, the total amount of proceeds under convertible promissory increased to $44,800,271 due to additional borrowings, an increase of $13,875,196.

As of December 31, 2021, the Company had accrued interest of $1,133,795 for all outstanding convertible notes. From January 1, 2022, through April 1, 2022, accrued interest for all convertible notes increased to $2,044,430, an increase of $910,635.

On April 1, 2022, in connection with the Company’s launch of their Regulation A offering, all convertible promissory notes were converted into 779,483,823 shares of Series A-1 Preferred stock, representing $44,800,271 of face value and $2,044,430 of accrued interest. Of the converted shares, 3,414,730 shares of Series A-1 Preferred stock, representing $210,000 of face value and $5,811 of accrued interest, were paid for by and issued to a related party. The Company recorded interest expense of $910,635 related to the accrual of interest and an extinguishment of debt loss of $577,325,408 during the six months ended June 30, 2022, related to this conversion. The Company accounted for the transaction as an extinguishment of debt as the conversion terms enacted were significantly different than the stated conversion rates per convertible promissory notes. Thus, the Company recorded the transaction at its fair market value. As a result, the Company recognized extinguishment of debt expense of $577,325,408 during the six months ended June 30, 2022.

NOTE 8 – RIGHT OF USE LEASES

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq. ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month’s rent, $87,229, and first-month’s Tenant’s Percentage of Operating Expense Fees (“CAM”) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month of CAM began on May 1, 2021. The Company’s first five (5) months have been abated by the landlord and the Company began making monthly rent payments on October 1, 2021. Rents increase by 3% annually. After March 31, 2023, the Company amended the lease agreement to obtain additional space in a neighboring warehouse for four years, with the first month’s base rent of $115,759, increasing by 4% annually. In addition, the Company was required to obtain a letter of credit related to the expansion of premises of $3,714,190.

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq. ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building. The lease commencement date was determined to be February 1, 2023, and thus has been accounted for subsequent to year end. During 2022, the Company paid $611,616 as security deposit and the first month’s rent, including CAM in the amount of $122,323. The lease allows one-month free rent subject to no default during the lease term. The initial base rent is $103,709 and CAM is $18,614. The base rent will increase 4% every year.

Pursuant to an agreement dated April 12, 2023, but effective as of January 1, 2023, the Company will lease to Supercar System four support squares located in the Company’s main property located at 5435 E. N. Belt Road, Las Vegas, Nevada for $7,409 per month. The agreement terminates December 31, 2026, unless otherwise amended in writing by the parties, and the Company retains the right to unilaterally terminate the agreement upon thirty days’ written notice. Supercar System is controlled by the Company’s CEO, Paolo Tiramani.

Pursuant to FASB Topic 842 accounting standards, we recognize both the right-of-use of our leases and a right-of-use asset and a lease liability on our balance sheet. We recorded a right-of-use asset related to our occupancy of leases manufacturing facilities of $15,002,853 as of June 30, 2023, compared to $3,685,561 as of December 31, 2022. These are offset by short term lease liabilities of $3,034,836 as of June 30, 2023, and $1,000,225 as of December 31, 2022, along with long term lease liabilities of $12,291,439 as of June 30, 2023, and 3,090,823 as of December 31, 2022.

During the six months ended June 30, 2023, and 2022, rent expenses totaled $1,248,298 and $1,008,810, respectively.

As of June 30, 2023, the weighted average remaining lease term is 4.3 years. The weighted average incremental borrowing rate is 5.0%.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.

During the six months ended June 30, 2023, and 2022, the Company recorded $0 and $76,487 as royalty expense paid to 500 Group. This represents 1% of the Company’s gross sales of Casitas. Upon the merger with 500 Group, the license agreement with Build IP became void.

During the six months ended June 30, 2023, and 2022 the Company incurred expenses totaling $63,215 and $90,000, respectively, to a former member of the Board of Directors for professional fees. As of June 30, 2023, and December 31, 2022 the amount payable to the former member of the Board of Directors was $0 and $60,000. See Notes 1 and 3 for additional transactions with related parties.

At times, the Company utilizes credit cards for operational purchases. The credit card was initially established by creating a business account under the Company’s Chief Executive Officer credit umbrella for which the structure remains. All amounts on the Company’s credit cards are guaranteed by the Chief Executive Officer. As consideration for the guarantee, all points accumulated on the credit cards are credited to the Chief Executive Officer’s personal credit card account. As of June 30, 2023 and December 31, 2022, the balance on the credit card was $162,300 and $36,400, respectively, which is recorded within accounts payable on the accompanying consolidated balance sheet.

NOTE 10 – STOCKHOLDERS’ EQUITY

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001. The Company initially designated all shares of preferred stock as “Series A Preferred Stock”, see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were classified as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Directors decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion.

Preferred Stock Liquidation Preference

The following table summarizes the liquidation preferences as of June 30, 2023, in order of liquidation:

			Liquidation
	Shares	Shares Issued	Preference
	Authorized	and Outstanding	Balance
Series A-2 preferred stock	1,150,000,000	166,249,934	132,999,947
Series A-1 preferred stock	1,100,000,000	848,322,763	67,017,498
Series A preferred stock	250,000,000	194,422,430	3,305,181
	2,500,000,000	1,208,995,127	$203,322,627

Sales of Preferred Stock

During the six months ended June 30, 2023, the Company sold 7,881,362 Preferred Series A-2 shares for gross proceeds for $6,005,314.

The Company incurred offering costs of $458,194 and $2,556,776, respectively, for the six months ended June 30, 2023, and 2022.

As of June 30, 2023, the Company had $558,220 in a subscription liability pertaining to proceeds received, but the Preferred Series A-2 shares were not yet issued.

Stock Incentive Plan

In 2021, the Company’s board of directors authorized the 2021 Stock Option Plan which allows for the issuance of options to purchase 150,000,000 shares of the Company’s common stock.

During the six months ended June 30, 2023, the Company issued 37,928,672 Restricted Stock Units (RSU’s). The RSU’s issued during this period vest in 36 months.

A summary of RSU activity for the six months June 30, 2023, is as follows:

	RSU’s	Remaining Contractual Term (in years)	Intrinsic Value
Outstanding as of December 31, 2022	17,857,140	.0.00	-
Granted	37,928,672		3,792,867
Exercised	-
Forfeited	(2,571,439)
Outstanding as of June 30, 2023	53,214,373	1.86	3,292,865

During the six months ended June 30, 2023, the Company granted stock options to purchase 1,357,142 shares. The options vest over periods ranging from 28 to 36 months. The options expire 10 years from the date of issuance.

A summary of Stock Option activity for the six months June 30, 2023, is as follows:

	Options	Weighted Average Exercise Price	Remaining Contractual Term (in years)	Intrinsic Value
Outstanding as of December 31, 2022	61,288,154	0.17	8.95	$-
Granted	1,357,142	0.70
Exercised	-	-
Forfeited	(5,194,852)	0.28
Outstanding as of June 30, 2023	57,450,444	0.17	8.22	$337,469
Exercisable as of June 30, 2023	27,730,070	0.09	8.29	$61,501

During the six months ended June 30, 2023, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

June 30,
2023
Risk-free interest rate	3.5%
Expected term (in years)	6.5
Expected volatility	41.6%
Expected dividend yield	0.0%
Weighted average fair value of options granted	0.65

(1) Estimated based on historical experience

(2) Based on US Treasury constant maturity interest rate whose term is consistent with expected life of the stock options.

(3) Based on historical experience over a term consistent with the expected life of the stock options

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the six months ended June 30, 2023, the Company recognized $2,870,000 of stock compensation expense related to stock options and RSU’s which $1,291,500, $1,234,100, and $344,400 is included within cost of sales, general and administrative expenses and sales and marketing expenses, respectively. During the six months ended June 30, 2022, the Company recognized $90,000 of stock compensation expense related to stock options which $40,500, $38,700, and $10,800 is included within cost of sales, general and administrative expenses and sales and marketing expenses, respectively.

Future stock option compensation expense related to these options as of June 30, 2023, to be recognized is approximately $3.4 million, which is expected to be expensed over the remaining vesting period of 2.80 years. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

During the six months ended June 30, 2023, the Company granted 37,928,672 restricted stock units (“RSU”). The vesting of the RSUs is 36 months. As of June 30, 2023, and December 31, 2022, the Company had 53,214,373 and 17,857,140 of RSUs outstanding. As of June 30, 2023, the future expected compensation expense to be recorded is approximately $13 million.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company entered a settlement with the state of Arizona related to the delivery of Casita units prior to receiving certification from the state. The Company paid $48,000 and agreed to reconstruct the units already delivered, and make sure any subsequent delivered units adhere to the regulations.

In connection with the Casita’s delivered in Arizona, the Company entered a settlement with a customer related to the costs of reconstruction of the Casita units. Under the terms of the settlement agreement, the customer has agreed to pay the first $1,000,000 in costs, and 90% of any costs more than the $1,000,000. The Company will only incur 50% of shipping costs should the contract be cancelled, and the units returned. The Company accrued a $570,000 warranty for such costs and any costs related to the 10-year limited warranty offered to the customer.

The Company received certification from ICC Evaluation Service related to the structural panels of the Casitas, which assist with procuring “plan approval” from various state regulatory agencies.

The Company is party to various legal proceedings and claims from time to time. A liability will be accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote. However, litigation is inherently uncertain, and it is not possible to predict the ultimate disposition of these proceedings.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 19, 2023, the issuance date of these consolidated financial statements.

Preferred Stock

During July through October 2023, the Company issued 5,185,095 Series A-2 shares for gross proceeds of $3,894,000 under U.S. raises in reliance on Regulation D. Under Regulation CF, the Company issued 4,082,107 Series A-2 shares for gross proceeds of $3,265,686. The Company also received reservations for $1,206,205 worth of Series A-2 Shares at a share price of $0.80 per share under a Canadian raise on FrontFundr.com.

From September 1, 2023, to October 19, 2023, the Company received reservations for its Non-Voting Series A-3 Preferred Stock for $555,000 at a share price of $0.80.

Restricted Stock Units

After June 30, 2023, the Company authorized the issuance of RSUs. As of October 19, 2023, there were 5,142,850 outstanding shares. In addition, 285,715 RSU’s were granted to directors and are fully vested but the issuance is deferred subject to the terms of each agreement.

(b)	Exhibits

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this Report, in each case as indicated below.

INDEX TO EXHIBITS

Exhibit No.	Title of Document

3.1	Fourth Amended and Restated Articles of Incorporation (1)
3.2	Bylaws (1)
4.1	Form of Third Amended and Restated Stockholders Agreement (2)
10.1	Facilities Lease Agreement (1)
10.2	Initial Purchase Orders and Related Agreements (1)
10.3	Form of Room Module Order Agreement (1)
10.4	Promissory Note with Paolo Tiramani (1)
10.5	Amendment No. 1 to 2021 Stock Option Plan (2)
10.6	Employment Agreement of Paolo Tiramani (2)
10.7	Employment Agreement of Galiano Tiramani (2)
10.8	Merger Agreement (2)
10.9	Purchase Agreement with Pronghorn Services LLC (2)
10.10	Amendment No. 1 to Facilities Lease Agreement (2)
10.11	Amendment No. 2 to Facilities Lease Agreement (2)
10.12	Amendment No. 3 to Facilities Lease Agreement (2)
10.13	Lease Agreement for Second Manufacturing Facility (2)
10.14	Lease Agreement for Casitas (2) *
10.15	Supercar System, Inc. Services Agreement (2)
10.16	Supercar System, Inc. Lease Agreement (2)
10.17	Form of Award for Employees (2)
10.18	Form of Award for Directors (2)

# Filed herewith.

* Portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K.

(1)Filed as an exhibit to the Boxabl Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11419).

(2)Filed as an exhibit to the Boxabl Registration Statement on Form 10-12G (Commission File No. 000-56579).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boxabl Inc.

/s/ Paolo Tiramani
Chief Executive Officer

Date: October 24, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following people on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paolo Tiramani
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: October 24, 2023